                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  FORM U-3A-2

                                          File No.


Statement by Holding Company Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility Holding Company Act of
1935

                 To Be Filed Annually Prior to March 1





                          SCANA CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     SCANA Corporation is a South Carolina corporation incorporated in 1984 and has its principal executive office at 1426 Main Street, Columbia, South Carolina 29201.

     Claimant currently has twelve direct and four indirect wholly owned subsidiaries. The principal business of the subsidiaries, collectively, is the generation, transmission, distribution and sale of electricity in South Carolina; the purchase, transmission, distribution, storage and sale of natural gas and propane in South Carolina; and the development and operation of oil and gas producing properties in nine states and Federal waters offshore Texas, Louisiana and Alabama.

     The claimant's wholly owned subsidiaries are as follows:

     (1) South Carolina Electric & Gas Company (SCE&G), a South Carolina corporation, generates and sells electricity to wholesale and retail customers, purchases, sells and transports natural gas at retail and provides public transit service in Columbia and Charleston, South Carolina;

     (2) South Carolina Generating Company, Inc. (GENCO), a South Carolina corporation, owns and operates Williams
          Station, a 560 MW coal-fired electric generating plant, and sells electricity to SCE&G;

     (3) South Carolina Fuel Company, Inc., a South Carolina corporation, acquires, owns and provides financing for SCE&G's nuclear fuel, fossil fuel and sulfur dioxide emission allowance requirements;



1



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     (4)  Suburban Propane Group, Inc. (Suburban), purchases,
          delivers, and sells propane. Suburban holds all the capital stock of two immaterial subsidiaries;

     (5) SCANA Resources, Inc., a South Carolina corporation, conducts energy-related businesses and services;

     (6) MPX Systems, Inc., a South Carolina corporation, provides fiber optic telecommunications, video conferencing, specialized mobile radio services and, through joint ventures, is developing personal communication services for wireless communications;

     (7) SCANA Energy Marketing, Inc., a South Carolina corporation, markets natural gas and other light hydrocarbons and provides transportation and bulk storage of propane. Also owns several gas gathering systems and provides energy-related risk management services to producers and consumers;

     (8) SCANA Petroleum Resources, Inc., a South Carolina corporation, owns and/or operates interests in oil and gas properties in nine states and Federal waters offshore Texas, Louisiana and Alabama;

     (9) ServiceCare, Inc., a South Carolina corporation, provides energy-related products and services beyond the energy meter, principally service contracts on home appliances;

    (10) Primesouth, Inc., a South Carolina corporation, engages in power plant management and maintenance services;

    (11) SCANA Development Corporation (Development Corporation), a South Carolina corporation, has engaged in the acquisition, development, management and sale of real estate. Development Corporation has sold a significant portion of its properties and is in the process of liquidation.

    (12) South Carolina Pipeline Corporation, a South Carolina corporation, purchases, sells and transports natural gas to wholesale and direct industrial customers and owns and operates two LNG plants for the liquefaction, regasification and storage of natural gas.


2



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     2.  A brief description of the properties of claimant and
each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     A.  Description of properties of claimant:

     SCANA Corporation owns no such property. It holds all the capital stock of each of its subsidiaries except for (i) the preferred stock of SCE&G, (ii) the capital stock of USA Cylinder Exchange, Inc. and Santee Distributing Corporation, which capital stock is held by Suburban, (iii) the capital stock of C&T Pipeline Company, Inc., which capital stock is held by SCANA Energy Marketing, Inc., and (iv) the capital stock of Palmark, Inc., which capital stock is held by Primesouth, Inc.


     B. Description of properties of claimant's wholly owned subsidiary public utility companies:


3


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SOUTH CAROLINA ELECTRIC & GAS COMPANY

     The following table gives information with respect to electric generating facilities of SCE&G.

                                                        Net Generating
                                                          Capability
  Type             Name             Location            (Kilowatts)(1)

Steam             Canadys          Canadys, SC               430,000
                  McMeekin         Irmo, SC                  252,000
                  Urquhart         Beech Island, SC          250,000
                  Wateree          Eastover, SC              700,000
                  Summer (2)       Parr, SC                  594,000
                  Cope (3)         Cope, SC                  385,000
                  D-Area (4)       DOE Savannah River
                                     Site, SC                 17,000

Gas Turbines      Burton           Burton, SC                 28,500
                  Faber Place      Charleston, SC              9,500
                  Hardeeville      Hardeeville, SC            14,000
                  Canadys          Canadys, SC                14,000
                  Urquhart         Beech Island, SC           38,000
                  Coit             Columbia, SC               30,000
                  Parr(5)          Parr, SC                   60,000
                  Williams(6)      Goose Creek, SC            49,000
                  Hagood           Charleston, SC             95,000

Hydro             Columbia         Columbia, SC               10,000
                  Neal Shoals      Carlisle, SC                5,000
                  Parr Shoals      Parr, SC                   14,000
                  Saluda           Irmo, SC                  206,000
                  Stevens Creek    Martinez, GA                9,000

Pumped Storage    Fairfield        Parr, SC                  512,000

                     Total                                 3,722,000


(1)    Summer rating.
(2) Operated by SCE&G under a joint ownership agreement. Represents SCE&G's two-thirds ownership of the Summer Station.
(3)    Plant began commercial operation in January, 1996.
(4)    This plant is operated per lease from the Department of Energy
       (DOE) dispatched to DOE's Savannah River Site steam needs. "Net Capacity Rating" for this plant is expected average hourly output. The lease, which may be extended, expires on October 1, 2005.
(5) Two of the four Parr gas turbines are leased and have a net capability of 34,000 KW. This lease expires on June 29, 1996. SCE&G has agreed to purchase the leased turbines on the lease expiration date.
(6) The two gas turbines at Williams are leased and have a net capability of 49,000 KW. This lease expires on June 29, 1997.



     All purchases, deliveries and sales of electricity take place within the State of South Carolina or as interstate commerce at the State line.


     SCE&G owns 429 substations having an aggregate transformer capacity of 19,577,868 KVA. The transmission system consists of 3,090 miles of lines and the distribution system consists of 15,596 pole miles of overhead lines and 3,191 trench miles of underground lines.

     SCE&G's gas system consists of approximately 6,833 miles of three-inch equivalent distribution pipelines and approximately 11,265 miles of distribution mains and related service facilities, installed in communities pursuant to terms of franchises granted by each community. SCE&G has propane air peak shaving facilities which can supplement the supply of natural gas by gasifying propane to yield the equivalent of approximately 102,000 MCF of natural gas per day.

     All purchases, deliveries and sales of gas take place within the State of South Carolina.

SOUTH CAROLINA GENERATING COMPANY, INC. (GENCO)

     GENCO owns Williams Station, a 560 MW coal-fired generating plant located in Goose Creek, South Carolina, and sells electricity to SCE&G. All sales and deliveries take place within the State of South Carolina.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of KWH of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

              Claimant
              SCANA Corporation:  None

              Subsidiary Public Utility Companies
              SCE&G:
              17,585,238 KWH
              22,254,057 MCF

              GENCO:
              Sold all of the generation of Williams Station
              (3,142,442,000 KWH) to SCE&G under a unit power sales agreement.

         (b) Number of KWH of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              None

         (c) Number of KWH of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

              110,539,000 KWH

         (d) Number of KWH of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

              87,025,000 KWH

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

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          None

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          None

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          None

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          None

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None


                                       EXHIBIT A

     A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                                                  SCANA CORPORATION
                            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                               (THOUSANDS OF DOLLARS)

                                             SCANA          SOUTH CAROLINA      SOUTH CAROLINA
                                          CORPORATION       ELECTRIC & GAS        GENERATING
                                         CONSOLIDATED          COMPANY           COMPANY, INC.

OPERATING REVENUES:
  ELECTRIC                                1,006,420           1,006,566             83,527
  GAS                                       342,662             200,632
  TRANSIT                                     3,889               3,889
    TOTAL OPERATING REVENUES              1,352,971           1,211,087             83,527

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION          227,405             177,579             49,826
  PURCHASED POWER                            14,704              98,231
  GAS PURCHASED FOR RESALE                  212,427             125,032
  OTHER OPERATION                           228,682             211,318              5,770
  MAINTENANCE                                58,432              53,071              3,467
  DEPRECIATION AND AMORTIZATION             129,888             117,584              6,904
  INCOME TAXES                              109,949              96,956                893
  OTHER TAXES                                83,970              75,462              4,570
    TOTAL OPERATING EXPENSES              1,065,457             955,233             71,430

OPERATING INCOME                            287,514             255,854             12,097

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION                        9,975               9,499                172
  OTHER INCOME, NET OF INCOME TAXES          (1,915)              1,174                (57)
    TOTAL OTHER INCOME                        8,060              10,673                115

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS             295,574             266,527             12,212

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET           116,368              96,488              7,668
  OTHER INTEREST EXPENSE                     17,102              10,444                331
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION                      (11,922)             (9,590)              (415)
    TOTAL INTEREST CHARGES, NET             121,548              97,342              7,584

PREFERRED STOCK CASH DIVIDENDS               (5,687)             (5,687)

NET INCOME                                  168,339             163,498              4,628

RETAINED EARNINGS AT BEGINNING OF YEAR      523,668             324,101              6,516
ADJUSTMENT FOR CUMULATIVE EFFECT
  OF RETROACTIVE APPLICATION OF
  FULL COST METHOD OF ACCOUNTING            (51,297)
ADJUSTMENT FOR REORGANIZATION OF ENTITIES
COMMON STOCK CASH DIVIDENDS DECLARED       (142,719)           (121,363)            (3,200)
RETAINED EARNINGS AT END OF YEAR            497,991             366,236              7,944

EARNINGS AVAILABLE FOR COMMON STOCK         168,339
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                       99,044
EARNINGS PER SHARE OF COMMON STOCK             1.70


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

                                                  SCANA CORPORATION
                            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                          FOR THE YEAR ENDED DECEMBER 31, 1995
                                                (THOUSANDS OF DOLLARS)



                                          SOUTH CAROLINA      SOUTH CAROLINA        SCANA
                                              FUEL            PIPELINE CORP.      DEVELOPMENT
                                           COMPANY, INC.       CONSOLIDATED       CORPORATION

OPERATING REVENUES:
  ELECTRIC                                    22,978
  GAS                                                             277,715
  TRANSIT
    TOTAL OPERATING REVENUES                  22,978              277,715

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION            20,017
  PURCHASED POWER
  GAS PURCHASED FOR RESALE                                        223,080
  OTHER OPERATION                                104               11,701
  MAINTENANCE                                                       1,894
  DEPRECIATION AND AMORTIZATION                                     5,400
  INCOME TAXES                                                     12,100
  OTHER TAXES                                                       3,938
    TOTAL OPERATING EXPENSES                  20,121              258,113

OPERATING INCOME                               2,857               19,602

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION                                                304
  OTHER INCOME, NET OF INCOME TAXES              649                  425            2,078
    TOTAL OTHER INCOME                           649                  729            2,078

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                3,506               20,331            2,078

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET              4,796                1,575              194
  OTHER INTEREST EXPENSE                         583                  902            1,884
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION                        (1,873)                 (44)
    TOTAL INTEREST CHARGES, NET                3,506                2,433            2,078

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                                         17,898

RETAINED EARNINGS AT BEGINNING OF YEAR                             27,299              891
ADJUSTMENT FOR CUMULATIVE EFFECT
  OF RETROACTIVE APPLICATION OF
  FULL COST METHOD OF ACCOUNTING
ADJUSTMENT FOR REORGANIZATION OF ENTITIES
COMMON STOCK CASH DIVIDENDS DECLARED                              (11,000)          (1,436)
RETAINED EARNINGS AT END OF YEAR                                   34,197             (545)



8




                                                  SCANA CORPORATION
                            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                        FOR THE YEAR ENDED DECEMBER 31, 1995
                                                (THOUSANDS OF DOLLARS)


                                                              PRIMESOUTH, INC.      SCANA ENERGY
                                          MPX SYSTEMS, INC.    CONSOLIDATED        MARKETING INC.

OPERATING REVENUES:
  ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES              1,614                (86)               3,155
    TOTAL OTHER INCOME                           1,614                (86)               3,155

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                  1,614                (86)               3,155

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET                  (25)
  OTHER INTEREST EXPENSE                         1,970                                       8
  ALLOWANCE FOR BORROWED FUNDS USED
  DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                  1,945                                       8

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                        (331)               (86)               3,147

RETAINED EARNINGS AT BEGINNING OF YEAR          10,710             (6,559)               1,075
ADJUSTMENT FOR CUMULATIVE EFFECT
  OF RETROACTIVE APPLICATION OF
  FULL COST METHOD OF ACCOUNTING
ADJUSTMENT FOR REORGANIZATION OF ENTITIES
COMMON STOCK CASH DIVIDENDS DECLARED                                                    (1,000)
RETAINED EARNINGS AT END OF YEAR                10,379             (6,645)               3,222


9






                                                  SCANA CORPORATION
                            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                         FOR THE YEAR ENDED DECEMBER 31, 1995
                                                (THOUSANDS OF DOLLARS)

                                                                        SCANA
                                                    SCANA             PETROLEUM           SUBURBAN PROPANE
                                                RESOURCES, INC        RESOURCES             GROUP, INC.

OPERATING REVENUES:
  ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES                 (124)               (9,050)               1,140
    TOTAL OTHER INCOME                              (124)               (9,050)               1,140

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                     (124)               (9,050)               1,140

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET
  OTHER INTEREST EXPENSE                               4                 7,677                  117
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                        4                 7,677                  117

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                          (128)              (16,727)               1,023

RETAINED EARNINGS AT BEGINNING OF YEAR            (5,057)               (9,633)              14,547
ADJUSTMENT FOR CUMULATIVE EFFECT
  OF RETROACTIVE APPLICATION OF
  FULL COST METHOD OF ACCOUNTING                                       (51,297)
ADJUSTMENT FOR REORGANIZATION OF ENTITIES          5,057
COMMON STOCK CASH DIVIDENDS DECLARED                                    (3,100)              (1,600)
RETAINED EARNINGS AT END OF YEAR                    (128)              (80,757)              13,970




10




                                               SCANA CORPORATION
                           CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                    FOR THE YEAR ENDED DECEMBER 31, 1995
                                             (THOUSANDS OF DOLLARS)

                                                                        SCANA
                                            SERVICECARE, INC.        CORPORATION          ELIMINATIONS

OPERATING REVENUES:
  ELECTRIC                                                                                  (106,651)
  GAS                                                                                       (135,685)
  TRANSIT
    TOTAL OPERATING REVENUES                                                                (242,336)

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION                                                           (20,017)
  PURCHASED POWER                                                                            (83,527)
  GAS PURCHASED FOR RESALE                                                                  (135,685)
  OTHER OPERATION                                                          39                   (250)
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES                                               39               (239,479)

OPERATING INCOME                                                          (39)                (2,857)

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS                                          171,931               (171,931)
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES                (780)               12,704                (14,757)
    TOTAL OTHER INCOME                             (780)              184,635               (186,688)

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                    (780)              184,596               (189,545)

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET                                       9,032                 (3,360)
  OTHER INTEREST EXPENSE                            212                 7,225                (14,255)
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                     212                16,257                (17,615)

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                         (992)              168,339               (171,930)

RETAINED EARNINGS AT BEGINNING OF YEAR             (294)              523,668               (363,596)
ADJUSTMENT FOR CUMULATIVE EFFECT
  OF RETROACTIVE APPLICATION OF
  FULL COST METHOD OF ACCOUNTING                                      (51,297)                51,297
ADJUSTMENT FOR REORGANIZATION OF ENTITIES                                                     (5,057)
COMMON STOCK CASH DIVIDENDS DECLARED                                 (142,719)               142,699
RETAINED EARNINGS AT END OF YEAR                 (1,286)              497,991               (346,587)


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


                                                  SCANA CORPORATION
                                             CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1995
                                                (THOUSANDS OF DOLLARS)

                                                        SCANA              SOUTH CAROLINA        SOUTH CAROLINA
                                                    CORPORATION            ELECTRIC & GAS          GENERATING
                                                    CONSOLIDATED              COMPANY             COMPANY, INC.


ASSETS

UTILITY PLANT:
  ELECTRIC                                           3,539,068              3,277,530              261,538
  GAS                                                  484,752                320,847
  TRANSIT                                                3,768                  3,768
  COMMON                                                91,616                 91,616
    TOTAL                                            4,119,204              3,693,761              261,538
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION     1,367,541              1,196,279               90,244
    TOTAL                                            2,751,663              2,497,482              171,294
  CONSTRUCTION WORK IN PROGRESS                        644,661                613,683               11,945
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION         46,492
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT      26,172
      UTILITY PLANT, NET                             3,468,988              3,111,165              183,239

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION       215,791                 11,542
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                           98,416                     61
      TOTAL OTHER PROPERTY & INVESTMENTS               314,207                 11,603

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                   16,082                  7,424
  RECEIVABLES - CUSTOMER AND OTHER                     211,173                154,816                  939
  RECEIVABLES - ASSOCIATED COMPANIES                                           16,108                8,187
  INVENTORIES (AT AVERAGE COST):
    FUEL                                               61,499                   3,419                8,600
    MATERIALS & SUPPLIES                               47,674                  43,583                1,608
  PREPAYMENTS                                          15,870                   9,789                  422
  ACCUMULATED DEFERRED INCOME TAXES                    20,186                  19,420
      TOTAL CURRENT ASSETS                            372,484                 254,559               19,756

DEFERRED DEBITS:
  EMISSION ALLOWANCES                                  28,514
  UNAMORTIZED DEBT EXPENSE                             13,432                  11,445                 955
  ACCUMULATED DEFERRED INCOME TAXES
  UNAMORTIZED DEFERRED RETURN ON PLANT INVESTMENT       6,369                   6,369
  NUCLEAR PLANT DECOMMISSIONING FUND                   36,070                  36,070
  OTHER                                               294,362                 273,055                 669
      TOTAL DEFERRED DEBITS                           378,747                 326,939               1,624

        TOTAL                                       4,534,426               3,704,266             204,619



12





                                                   SCANA CORPORATION
                                              CONSOLIDATING BALANCE SHEET
                                                   DECEMBER 31, 1995
                                                 (THOUSANDS OF DOLLARS)



                                                          SCANA           SOUTH CAROLINA        SOUTH CAROLINA
                                                       CORPORATION        ELECTRIC & GAS          GENERATING
                                                       CONSOLIDATED          COMPANY             COMPANY, INC.
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                         1,554,680           1,315,071               27,945
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                          26,027              26,027
    TOTAL STOCKHOLDERS' INVESTMENT                      1,580,707           1,341,098               27,945
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)        46,243              46,243
LONG-TERM DEBT, NET                                     1,588,879           1,202,549               95,850
      TOTAL CAPITALIZATION                              3,215,829           2,589,890              123,795

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS                                   112,524              80,500
  CURRENT PORTION OF LONG-TERM DEBT                        40,983              36,033                3,700
  CURRENT PORTION OF PREFERRED STOCK                        2,439               2,439
  ACCOUNTS PAYABLE                                        138,778              48,933                8,644
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                                      26,212                2,500
  ACCUMULATED PROVISION FOR RATE REFUNDS
  CUSTOMER DEPOSITS                                        13,643              12,518
  TAXES ACCRUED                                            66,914              65,152                3,946
  INTEREST ACCRUED                                         25,884              21,626                  583
  DIVIDENDS DECLARED                                       39,056              33,126                  800
  ACCUMULATED DEFERRED INCOME TAXES
  OTHER                                                    14,625              12,455                   96
      TOTAL CURRENT LIABILITIES                           454,846             338,994               20,269

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS              87,719              78,316                7,863
  ACCUMULATED DEFERRED INCOME TAXES                       542,022             488,681               43,314
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING          36,070              36,070
  OTHER                                                   197,940             172,315                9,378
      TOTAL DEFERRED CREDITS                              863,751             775,382               60,555

        TOTAL                                           4,534,426           3,704,266              204,619




13





                                               SCANA CORPORATION
                                         CONSOLIDATING BALANCE SHEET
                                               DECEMBER 31, 1995
                                             (THOUSANDS OF DOLLARS)




                                                         SOUTH CAROLINA       SOUTH CAROLINA          SCANA
                                                              FUEL            PIPELINE CORP.        DEVELOPMENT
                                                          COMPANY, INC.       CONSOLIDATED          CORPORATION


ASSETS

UTILITY PLANT:
  ELECTRIC
  GAS                                                                              163,905
  TRANSIT
  COMMON
    TOTAL                                                                          163,905
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION                                    81,018
    TOTAL                                                                           82,887
  CONSTRUCTION WORK IN PROGRESS                                                     19,033
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION               46,492
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT                                  26,172
      UTILITY PLANT, NET                                      46,492               128,092

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION                                                       24,561
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                                            2                152
      TOTAL OTHER PROPERTY & INVESTMENTS                                                 2             24,713

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                                                     412
  RECEIVABLES - CUSTOMER AND OTHER                                                  15,168              8,065
  RECEIVABLES - ASSOCIATED COMPANIES                                                17,590                 12
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                      32,393                13,263
    MATERIALS & SUPPLIES                                                               152
  PREPAYMENTS                                                    369                 1,895                579
  ACCUMULATED DEFERRED INCOME TAXES                                                     23
      TOTAL CURRENT ASSETS                                    32,762                48,091              9,068

DEFERRED DEBITS:
  EMISSION ALLOWANCES                                         28,514
  UNAMORTIZED DEBT EXPENSE
  ACCUMULATED DEFERRED INCOME TAXES
  UNAMORTIZED DEFERRED RETURN ON PLANT INVESTMENT
  NUCLEAR PLANT DECOMMISSIONING FUND
  OTHER                                                                             5,613                3,087
      TOTAL DEFERRED DEBITS                                   28,514                5,613                3,087

        TOTAL                                                107,768              181,798               36,868


14








                                                    SCANA CORPORATION
                                              CONSOLIDATING BALANCE SHEET
                                                    DECEMBER 31, 1995
                                                  (THOUSANDS OF DOLLARS)




                                                  SOUTH CAROLINA      SOUTH CAROLINA        SCANA
                                                       FUEL           PIPELINE CORP.     DEVELOPMENT
                                                   COMPANY, INC.       CONSOLIDATED      CORPORATION
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                             1             88,316            14,466
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                          1             88,316            14,466
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
LONG-TERM DEBT, NET                                    76,830             21,250            18,376
      TOTAL CAPITALIZATION                             76,831            109,566            32,842

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS                                                    7,024
  CURRENT PORTION OF LONG-TERM DEBT                                        1,250
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                     23,424             32,421                53
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES               8,975                565             2,030
  ACCUMULATED PROVISION FOR RATE REFUNDS
  CUSTOMER DEPOSITS                                                           45
  TAXES ACCRUED                                        (1,144)             3,978               484
  INTEREST ACCRUED                                                           607
  DIVIDENDS DECLARED                                                       2,700
  ACCUMULATED DEFERRED INCOME TAXES
  OTHER                                                    52                520                96
      TOTAL CURRENT LIABILITIES                        31,307             49,110             2,663

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS                              1,540
  ACCUMULATED DEFERRED INCOME TAXES                      (371)            15,828
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                                     1              5,754             1,363
      TOTAL DEFERRED CREDITS                             (370)            23,122             1,363

        TOTAL                                         107,768            181,798            36,868




15






                                              SCANA CORPORATION
                                         CONSOLIDATING BALANCE SHEET
                                              DECEMBER 31, 1995
                                           (THOUSANDS OF DOLLARS)


                                                                                              SCANA ENERGY
                                                     MPX SYSTEMS, INC.   PRIMESOUTH, INC.    MARKETING, INC.


ASSETS

UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION               20,526               165              10,885
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                  86,775                92
      TOTAL OTHER PROPERTY & INVESTMENTS                      107,301               257               10,885

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                             114               480
  RECEIVABLES - CUSTOMER AND OTHER                                850               890               20,637
  RECEIVABLES - ASSOCIATED COMPANIES                               13               305                   30
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                                                                 144
    MATERIALS & SUPPLIES                                          238                                    607
  PREPAYMENTS                                                     210             1,036                  140
  ACCUMULATED DEFERRED INCOME TAXES                               (78)               89                  120
      TOTAL CURRENT ASSETS                                      1,347             2,800               21,678

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  UNAMORTIZED DEBT EXPENSE
  ACCUMULATED DEFERRED INCOME TAXES
  UNAMORTIZED DEFERRED RETURN ON PLANT INVESTMENT
  NUCLEAR PLANT DECOMMISSIONING FUND
  OTHER                                                           498                31                 3,642
      TOTAL DEFERRED DEBITS                                       498                31                 3,642

        TOTAL                                                 109,146             3,088                36,205




16





                                              SCANA CORPORATION
                                         CONSOLIDATING BALANCE SHEET
                                               DECEMBER 31, 1995
                                            (THOUSANDS OF DOLLARS)


                                                                                              SCANA ENERGY
                                                      MPX SYSTEMS, INC.   PRIMESOUTH, INC.   MARKETING, INC.
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                             66,439              2,501             11,662
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                          66,439              2,501             11,662
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
LONG-TERM DEBT, NET                                          8,500
      TOTAL CAPITALIZATION                                  74,939              2,501             11,662

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                              95                135             11,488
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                   29,940                269              8,393
  ACCUMULATED PROVISION FOR RATE REFUNDS
  CUSTOMER DEPOSITS
  TAXES ACCRUED                                                 (6)                92                 62
  INTEREST ACCRUED
  DIVIDENDS DECLARED                                                                                 500
  ACCUMULATED DEFERRED INCOME TAXES
  OTHER                                                        331                399                  7
      TOTAL CURRENT LIABILITIES                             30,360                895             20,450

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS
  ACCUMULATED DEFERRED INCOME TAXES                          3,439               (239)              (199)
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                                        408                (69)             4,292
      TOTAL DEFERRED CREDITS                                 3,847               (308)             4,093

        TOTAL                                              109,146              3,088             36,205



17








                                                  SCANA CORPORATION
                                            CONSOLIDATING BALANCE SHEET
                                                 DECEMBER 31, 1995
                                               (THOUSANDS OF DOLLARS)

                                                                              SCANA
                                                            SCANA            PETROLEUM      SUBURBAN PROPANE
                                                        RESOURCES, INC.    RESOURCES, INC.     GROUP, INC.
ASSETS

UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION                 36          130,646          15,291
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                                                 11,165
      TOTAL OTHER PROPERTY & INVESTMENTS                         36          130,646          26,456

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                                            648
  RECEIVABLES - CUSTOMER AND OTHER                              149            3,629           3,260
  RECEIVABLES - ASSOCIATED COMPANIES                                           8,296
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                                                       3,680
    MATERIALS & SUPPLIES                                                         258           1,106
  PREPAYMENTS                                                                    630             420
  ACCUMULATED DEFERRED INCOME TAXES                                                              226
      TOTAL CURRENT ASSETS                                      149           12,813           9,340

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  UNAMORTIZED DEBT EXPENSE
  ACCUMULATED DEFERRED INCOME TAXES
  UNAMORTIZED DEFERRED RETURN ON PLANT INVESTMENT
  NUCLEAR PLANT DECOMMISSIONING FUND
  OTHER                                                                          (25)            237
      TOTAL DEFERRED DEBITS                                                      (25)            237

        TOTAL                                                   185          143,434          36,033




18







                                                  SCANA CORPORATION
                                             CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1995
                                                (THOUSANDS OF DOLLARS)

                                                                           SCANA
                                                         SCANA           PETROLEUM      SUBURBAN PROPANE
                                                     RESOURCES, INC.   RESOURCES, INC.     GROUP, INC.




CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                           (127)             55,567            26,073
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                        (127)             55,567            26,073
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
LONG-TERM DEBT, NET                                                         85,222             2,738
      TOTAL CAPITALIZATION                                (127)            140,789            28,811

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                         387              10,858             1,390
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                                    2,474                70
  ACCUMULATED PROVISION FOR RATE REFUNDS
  CUSTOMER DEPOSITS                                                                            1,080
  TAXES ACCRUED                                            (79)             (1,752)              474
  INTEREST ACCRUED
  DIVIDENDS DECLARED
  ACCUMULATED DEFERRED INCOME TAXES
  OTHER                                                      4                                   618
      TOTAL CURRENT LIABILITIES                            312              11,580             3,632

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS
  ACCUMULATED DEFERRED INCOME TAXES                                         (9,738)            3,590
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                                                        803
      TOTAL DEFERRED CREDITS                                                (8,935)            3,590

        TOTAL                                             185              143,434            36,033



19





                                                 SCANA CORPORATION
                                            CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1995
                                                (THOUSANDS OF DOLLARS)


                                                                                 SCANA
                                                           SERVICECARE,INC.   CORPORATION    ELIMINATIONS





ASSETS

UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET
OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION               737            1,402
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES                                                            1,606,626          (1,606,626)
    ADVANCES                                                                133,576            (133,576)
  INVESTMENTS                                                                   169
      TOTAL OTHER PROPERTY & INVESTMENTS                       737        1,741,773          (1,740,202)

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                          314            6,690
  RECEIVABLES - CUSTOMER AND OTHER                             718            4,158              (2,106)
  RECEIVABLES - ASSOCIATED COMPANIES                           130           56,273            (106,944)
  INVENTORIES (AT AVERAGE COST):
    FUEL
    MATERIALS & SUPPLIES                                       122
  PREPAYMENTS                                                  380
  ACCUMULATED DEFERRED INCOME TAXES                                             386
      TOTAL CURRENT ASSETS                                   1,664           67,507            (109,050)

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  UNAMORTIZED DEBT EXPENSE                                                    1,032
  ACCUMULATED DEFERRED INCOME TAXES
  UNAMORTIZED DEFERRED RETURN ON PLANT INVESTMENT
  NUCLEAR PLANT DECOMMISSIONING FUND
  OTHER                                                         29              963               6,563
      TOTAL DEFERRED DEBITS                                     29            1,995               6,563

        TOTAL                                                2,430        1,811,275          (1,842,689)





20







                                                  SCANA CORPORATION
                                             CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1995
                                                (THOUSANDS OF DOLLARS)


                                                                                   SCANA
                                                         SERVICECARE, INC.      CORPORATION        ELIMINATIONS



CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                               (1,287)            1,554,679          (1,606,626)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                            (1,287)            1,554,679          (1,606,626)
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
LONG-TERM DEBT, NET                                                                192,400            (114,836)
      TOTAL CAPITALIZATION                                    (1,287)            1,747,079          (1,721,462)

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS                                                             25,000
  CURRENT PORTION OF LONG-TERM DEBT
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                               157                   793
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                      4,099                                   (85,527)
  ACCUMULATED PROVISION FOR RATE REFUNDS
  CUSTOMER DEPOSITS
  TAXES ACCRUED                                                 (614)               (3,679)
  INTEREST ACCRUED                                                                   3,068
  DIVIDENDS DECLARED                                                                37,630             (35,700)
  ACCUMULATED DEFERRED INCOME TAXES
  OTHER                                                            4                    43
      TOTAL CURRENT LIABILITIES                                3,646                62,855            (121,227)

DEFERRED CREDITS:
  ACCUMULATED DEFERRED INVESTMENT TAX CREDITS
  ACCUMULATED DEFERRED INCOME TAXES                                                 (2,283)
  ACCUM RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                                           71                 3,624
      TOTAL DEFERRED CREDITS                                      71                 1,341

        TOTAL                                                  2,430             1,811,275          (1,842,689)


     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1996.


                             SCANA CORPORATION
                             (Name of Claimant)



                              BY: s/W. B. Timmerman
                              (W. B. Timmerman, President and Director)


CORPORATE SEAL
Attest:



(H. Thomas Arthur, Vice President, General Counsel and Assistant Secretary)


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:



s/H. Thomas Arthur
H. Thomas Arthur      Vice President, General Counsel and Assistant Secretary
   (Name)                                    (Title)




1426 Main Street, Columbia, South Carolina  29201
                    (Address)

               EXHIBIT B.  Financial Data Schedule

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

                                 EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.



24